March 27, 2024


VIA E-MAIL

Mr. Jonathan Gaines, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

               Re:     Gemcorp Commodities Alternative Products Fund
                       File No. 811-23940
Dear Mr. Gaines:
         On February 27, 2024, you filed a registration statement on Form N-2 on behalf of
Gemcorp Commodities Alternative Products Fund (the    Fund   ) to register
shares of the
Fund. Our comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms and page numbers from the registration statement. Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere. Please note that we may have more comments after reviewing your responses.

PROSPECTUS
Cover Page (pages ii-iv)
1. Given the use of the term    Alternative    in the Fund   s name, please
confirm
   supplementally that the Fund will invest a large portion of its assets in one or more of the three following categories: (1) non-traditional asset classes (for example,
   currencies); (2) non-traditional strategies (such as long/short equity positions); and/or
   (3) less liquid assets (such as private debt).
2. Please disclose how the Fund is defining    market cycles    as used under
the
      Investment Objective    subheading.
3. If the Fund will invest more than 15% of its net assets in hedge funds and private equity funds that rely on sections 3(c)(1) or 3(c)(7), please note that registered closed-
   end funds that invest more than 15% of their net assets in such hedge funds or private equity funds should impose a minimum initial investment requirement of at least
   $25,000. Please therefore disclose a $25,000 minimum for Class U shares. Mr. Jonathan Gaines, Esq.
Page 2
March 27, 2024

4. Please disclose how the Fund is defining    commodity producing companies,
countries,
   and state owned enterprises,       relevant credit derivatives,    and
limited partnership
   interests in commodity related vehicles and private investment in public equity as well
   as relevant equity derivatives    as used under the    Principal Investment
Strategies
   subheading.
5. In the second-to-last sentence under the    Principal Investment Strategies
  subheading,
   please delete    [T]he Fund may invest in additional strategies in the
future,    and instead
   disclose whether the Fund anticipates using additional strategies, and, if so, what those strategies are and under what circumstances the Fund would use such strategies.
6. Under the    Principal Investment Strategies    subheading, the Fund states
that it may
   invest in assets in    particular sectors of the commodities futures
markets.    Please
   explain supplementally how investing in particular sectors of the commodities futures
   markets is consistent with the Fund   s policy not to concentrate in any one
industry.
7. The Fund indicates that it expects to rely on multi-class exemptive relief. Has the Fund obtained this relief? If not, the Fund may only offer a single class to the public and the filing must clearly disclose that other classes presented are not available to the public.
Summary of Terms, Investment Opportunities and Strategies (pages 2-5)
8. Are the phrases    commodity-related    and    commodity-linked    as used
on page 2
   intended to modify the terms    instruments,       securities,
derivatives,    and    supply
   chain financings   ? If so, please revise the disclosure to make this more
clear.
9. Please disclose how the Fund is defining    originating transactions by
directly engaging
   with counter parties    as used on page 2. Is this referring to investing
directly in
   operating companies?
10. Please disclose how the Fund is defining    opportunistically investing in
special
    situations that take advantage of market dislocations    as used on page 2.
Is this
    referring to a type of investment (such as debt and equity identified in item (i) in the same paragraph), or to an investment strategy?
11. Please delete    [T]he Fund may invest in additional strategies in the
future    from page
    2.
12. On page 2, the Fund states that it may invest in assets in particular sectors of the commodities futures markets. Please disclose the sectors in which the Fund will invest.
13. On page 2, please disclose how the Fund is defining    renewables    and
in associated
    businesses and companies that provide services or have exposure to such businesses.
14. On page 3, please clarify what    platform    the Fund is referencing when
it refers to the
       broader Gemcorp platform   s deep and experienced teams
 Mr. Jonathan Gaines, Esq.
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March 27, 2024

15. On page 3, the Fund lists    supply chain financings    among its
investment opportunities
    and strategies. Please briefly clarify how the Fund will use supply chain financings to further its investment objective.
16. It appears from the disclosure on page 4 that the Fund may invest in other funds.
    Please revise the fee table to include acquired fund fees or expenses, as appropriate.
17. It appears from the disclosure on page 4 that the Fund may hold physical commodities.
    Please explain supplementally how the Fund will comply with custody obligations under Section 17(f) of the 1940 Act and rules thereunder.
18. On page 5 under the    Other Investment Strategies    subheading, please
briefly describe
    in the disclosure the term    overriding royalty interests.
Summary of Terms, Leverage (page 5)
19. Disclosure states that the Fund may borrow money through a    credit
facility or other
    arrangements.    Please disclose how the fund is defining    other
arrangements.
Summary of Terms, Risk Factors (page 13)
20. If exposure to the price volatility of electricity, oil, natural gas, natural gas liquids, consumable fuels, metals, and agricultural products is a principal risk, please also include that such exposure is part of the principal investment strategy above, or otherwise explain why it would not be appropriate to include in the principal
    investment strategy disclosure.
Summary of Fees and Expenses (page 15)
21. Please disclose that the fees are based on an estimate.
22. Please revise the incentive fee for Class U shares in the fee table to be zero, rather than a negative figure.
23. Footnote 3 in the fee table references interest expenses and indicates that the amount
    shown includes dividends payable on the Fund   s preferred shares. Please
explain
    supplementally how including disclosure that the interest expense includes dividends on preferred shares is appropriate and consistent with the Form N-2 instructions given that the Fund does not disclose that it plans on issuing preferred shares. Investment Objective, Opportunities and Strategies, Investment Opportunities and
Strategies (page 20)
24. It appears that the Fund will invest in derivatives. Please disclose, or direct us to disclosure of, the purpose that the derivatives are intended to serve in the portfolio
    (e.g., hedging, speculation, or as a substitute for investing in conventional securities),
 Mr. Jonathan Gaines, Esq.
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March 27, 2024

   the types of derivatives that will comprise the principal investment strategies, and the extent to which derivatives are expected to be used.
25. Please supplementally explain how investments in    companies that provide
technology
    and services to commodity-related companies    provides exposure to
commodities
    pursuant to the Fund's 80% policy.
Investment Objective, Opportunities and Strategies, Risk Management (page 23)
26. Please disclose how the Fund is defining    single name net exposure.    Is
this referring
    to exposure to a single issuer?
27. Please disclose how the Fund is defining    commodity net exposure.    Is
this referring
    to potential exposure to one specific type of commodity? If so, how is the Fund identifying and defining commodity types?
28. Please supplementally explain and disclose with more specificity how the Fund expects to obtain leverage of up to 1.3x NAV.
Investment Objective, Opportunities and Strategies, Portfolio Composition, Physical
Commodities (page 24)
29. The Fund indicates that it may make investments in physical commodities directly or through a subsidiary. Given that the Fund may utilize a subsidiary, please address the following:
       a. Disclose that    Subsidiary    includes entities that engage in
investment activities
          in securities or other assets that are primarily controlled by the
Fund.
       b. Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis
          with the Subsidiary.
       c. Disclose that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an
          aggregate basis with the Subsidiary so that the Fund treats the
Subsidiary   s debt
          as its own for purposes of Section 18.
       d. Disclose that any investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts
          (Section 15) as if it were an investment adviser to the Fund under Section
          2(a)(20) of the Investment Company Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of
          complying with Section 15(c), the reviews of the Fund   s and the
Subsidiary   s
          investment advisory agreements may be combined.
 Mr. Jonathan Gaines, Esq.
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March 27, 2024

       e. Disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.
       f. Disclose any of the Subsidiary   s principal investment strategies or
principal
          risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the
          Subsidiary.
       g. Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.
       h. Confirm in correspondence that the Subsidiary and its board of directors will
          agree to inspection by the staff of the Subsidiary   s books and
records, which
          will be maintained in accordance with Section 31 of the Investment Company
          Act and the rules thereunder.
       i. To the extent the Subsidiary is a wholly-owned subsidiary, disclose that the
          wholly-owned subsidiary   s management fee (including any performance
fee), if
          any, will be included in    Management Fees,    and the wholly-owned
          subsidiary   s expenses will be included in    Other Expenses    in
the Fund   s fee
          table.
       j. It appears based on disclosure further below in the filing that the Subsidiary is a
          Controlled Foreign Corporation ("CFC"). If this is the case, confirm in
          correspondence that: (1) the CFC   s expenses will be included in the
Fund   s
          prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; (3) the CFC and
          its board of directors will agree to inspection of the CFC   s books
and records
          by the staff; and (4) the CFC   s board of directors will sign the
Fund   s
          registration statement.
Types of Investments and Related Risks, Risks Relating to Investment
Strategies,
Fund Investments and the Fund   s Investment Program (page 39-58)
30. The disclosure on page 39 under the subheading    Convertible Securities
indicates that
    the Fund will invest in convertible securities. Will the Fund be investing in contingent convertibles? If so, please update the principal strategy section to reference such instruments and please update the principal risk section to reflect the associated risks.
31. Please revise the disclosure on page 40 under the subheading    Risks
Associated with
    Changes in LIBOR    to the extent any of the current disclosure is
outdated.
32. The second sentence of the fifth paragraph under the    Use of Leverage:
Risk of
    Borrowing by the Fund    subheading on page 47 states that    To the extent
the Fund
       covers    its commitment under these transactions, such instrument will not be
    considered a    senior security    by the Fund and therefore will not be
subject to the 300%
 Mr. Jonathan Gaines, Esq.
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March 27, 2024

   asset coverage requirement otherwise applicable to borrowings.    Please
delete this
   language or otherwise explain how this complies with section 18 of the 1940
Act
   and/or rule 18f-4.
33. The discussion under the    Repurchase Offers Risk    subheading on page 58
indicates
    that the Fund may use leverage in connection with the repurchase of shares. If the
    Fund intends to incur debt to finance a share repurchase, please disclose, to the extent not already disclosed, the maximum amount of debt that may be incurred for that purpose, the restrictions imposed by the Investment Company Act and by rule 23c-3 on leverage, the attendant risks of leveraging, and the extent to which the financing costs of borrowing may be borne by shareholders who do not tender.
Management of the Fund (page 66)
34. Please provide a basis to assess the expertise and experience of the adviser with respect to foreign investments, or please direct the staff to the relevant disclosure.
35. Gemcorp Capital Advisors LLC does not appear to be an SEC-registered investment adviser. Please confirm. We may have additional comments.
Conflicts of Interest (page 74)
36. The Fund discloses that it expects to rely on exemptive relief to co-invest. Please explain supplementally when the Fund expects to make a request for this relief.
Share Repurchase Program (page 77)
37. The second paragraph references the potential suspension or postponement of repurchase offers. Please disclose, or direct us to, the circumstances in which the Fund
    may postpone or fail to make a repurchase offer.
Anti-Takeover Provisions in the Declaration of Trust (page 94)
38. We note that the state in which your Fund is organized does not have a control share acquisition statute specifically applicable to the Fund. As such, please disclose in the private placement memorandum that recent federal and state court precedent has found that such control share acquisition provisions are not consistent with the Investment
    Company Act. Also disclose that the no-action position expressed in the
Staff
    Statement on Control Share Acquisition Statutes, dated May 27, 2020, does not extend
    to the Fund   s specific circumstances (i.e., a closed-end fund organized in a state that
    does not have a control share acquisition statue specifically applicable to the fund).
Dividend Reinvestment Plan (   DRP   ) (page 100)
39. Please briefly disclose the following:
    a. how to obtain additional information about the DRP;
 Mr. Jonathan Gaines, Esq.
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March 27, 2024

    b. if applicable, that an investor holding shares that participate in the DRP in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the DRP;
    c. the type and amount (if known) of fees, commissions, and expenses payable by participants in connection with the plan; and
    d. if a cash purchase plan option is available, any minimum or maximum investment required.
STATEMENT OF ADDITIONAL INFORMATION
Investment Objective, Policies and Risks, Involuntary Repurchases and Mandatory Redemptions (pages B-9 and B-10)
40. The discussion of involuntary repurchases and mandatory redemptions could be read to imply that involuntary/mandatory redemptions that the Fund determines are in the best interests of the fund are consistent with Rule 23c-2. Please revise the disclosure so as not to imply that a determination that an involuntary/mandatory redemption is in the best interests of the Fund is alone sufficient to comply with Rule 23c-2. Investment Restrictions, Fundamental Investment Restrictions (page B-11)
41. Please revise the fundamental policy regarding concentration by deleting
       commodities    and    commodities-related securities    and instead
stating the industry or
    group of industries in which the Fund will be concentrated.
42. The disclosure indicates that the Fund has adopted a fundamental policy with respect to quarterly repurchase offers. Please add to the fundamental policy: the periodic intervals between repurchase request deadlines; the dates of repurchase request deadlines (or how to determine those dates); and the maximum time between each
    repurchase request deadline and the next repurchase pricing deadline.
Exhibit Index
Declaration of Trust
43. Paragraph 7 of the Declaration of Trust includes a broad disclaimer of liability, responsibility, and accountability for Fiduciary Indemnified Persons. We understand that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders or other persons, and replace them with the standards set forth in the declaration of trust. Provisions eliminating or altering the fiduciary
duties of a fund   s
    trustees, officers, member of any advisory board, investment adviser(s), depositor or principal underwriter are inconsistent with federal securities laws and the
    Commission   s express views on such persons    fiduciary duties. Please
modify the
    declaration of trust, or otherwise clarify explicitly in disclosure, that notwithstanding anything to the contrary in the declaration of trust, nothing in the declaration of trust
 Mr. Jonathan Gaines, Esq.
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March 27, 2024

      modifying, restricting or eliminating the duties or liabilities of fiduciary covered persons shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.
GENERAL COMMENTS
44. Please supplementally explain if any Fund or Adviser employees or transactions/activities are subject to sanctions. Please also supplementally explain
    whether any import or export control restrictions are applicable to the
Fund   s or
    Adviser   s transactions/activities.

45. We note that portions of your filing are incomplete. We may have additional comments on such portions when you complete them, on disclosures made in response
    to this letter, on information supplied supplementally, or on exhibits added.
46. Please note that a full financial review must be performed, including reviewing, without limitation, the completed fee table, hypothetical expense examples, references to the auditor, auditor consent and seed financial statements.
47. There is no indication that the Fund proposes to engage in any formation transactions.
    Please confirm to the staff if the Fund anticipates entering any form of portfolio formation transactions.
48. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.
49. Response to this letter should be in the form of written correspondence. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
In closing, we remind you that the Fund and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
                                          * * * * *
If you have any questions, please call me at (213) 320-8886.
                                                                 Sincerely,

                                                                 /s/ Aaron
Brodsky

                                                                 Aaron Brodsky

Attorney-Adviser
cc:      Michael Spratt, Assistant Director
 Mr. Jonathan Gaines, Esq.
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March 27, 2024

       Thankam Varghese, Branch Chief